Exhibit 99.1

Fiscal Q4 2017 WNS (Holdings) Limited

WNS Announces Fiscal 2017 Fourth Quarter and Full Year Earnings

Provides Guidance for Fiscal 2018

NEW YORK, NY and MUMBAI, INDIA, April 27, 2017 — WNS (Holdings) Limited (WNS) (NYSE: WNS), a leading provider of global Business Process Management (BPM) services, today announced results for the fiscal 2017 fourth quarter and full year ended March 31, 2017.

Highlights – Fiscal 2017 Fourth Quarter:

GAAP Financials

•    Revenue of $159.4 million, up 11.7% from $142.6 million in Q4 of last year and up 9.6% from $145.4 million last quarter

•    Profit/(Loss) of ($5.0) million, compared to $15.9 million in Q4 of last year and $18.0 million last quarter

•    Diluted earnings/(loss) per ADS of ($0.10), compared to $0.30 in Q4 of last year and $0.35 last quarter

Non-GAAP Financial Measures*

•    Revenue less repair payments of $154.1 million, up 13.9% from $135.3 million in Q4 of last year and up 10.2% from $139.8 million last quarter

•    Adjusted Net Income (ANI) of $24.0 million, compared to $23.4 million in Q4 of last year and $25.2 million last quarter

•    Adjusted diluted earnings per ADS of $0.46, compared to $0.44 in Q4 of last year and $0.49 last quarter

Other Metrics

•    Added 36 new clients in the quarter (including clients of acquired businesses), expanded 10 existing relationships

•    Days sales outstanding (DSO) at 29 days

•    Global headcount of 33,968 as of March 31, 2017

Highlights – Fiscal 2017 Full Year:

GAAP Financials

•    Revenue of $602.5 million, up 7.2% from $562.2 million in fiscal 2016

•    Profit of $37.8 million, compared to $59.9 million in fiscal 2016

•    Diluted earnings per ADS of $0.71, compared to $1.12 in fiscal 2016

Non-GAAP Financial Measures*

•    Revenue less repair payments of $578.4 million, up 8.9% from $531.0 million in fiscal 2016

•    Adjusted Net Income (ANI) of $92.2 million, compared to $90.9 million in fiscal 2016

•    Adjusted diluted earnings per ADS of $1.74, compared to $1.69 in fiscal 2016

Reconciliations of the non-GAAP financial measures discussed below to our GAAP operating results are included at the end of this release. See also “About Non-GAAP Financial Measures.”

Revenue in the fourth quarter was $159.4 million, representing an 11.7% increase versus Q4 of last year and a 9.6% increase from the previous quarter. Revenue less repair payments* in the fourth quarter was $154.1 million, an increase

*	See “About Non-GAAP Financial Measures” and the reconciliations of the historical non-GAAP financial measures to our GAAP operating results at the end of this release.

Fiscal Q4 2017 WNS (Holdings) Limited

of 13.9% year-over-year and 10.2% sequentially. Excluding exchange rate impacts, constant currency revenue less repair payments* in the fiscal fourth quarter grew 19.1% versus Q4 of last year and 9.9% sequentially. Year-over-year, fiscal Q4 revenue was impacted by currency movements net of hedging, primarily related to depreciation in the British pound against the US dollar. This headwind was more than offset by broad-based revenue growth across key verticals from both new and existing clients. Year-over-year revenue also increased as a result of the company’s acquisitions of Value Edge, Denali and HealthHelp. Sequentially, revenue growth was driven by acquisitions, improved farming activities, new client wins, and one-time revenue benefits from project extensions, gain sharing and client transition work.

WNS recorded an operating loss margin in the fourth quarter of (2.0%), as compared to operating profit margin of 13.2% in Q4 of last year and 14.2% in the previous quarter. In Q4, WNS recorded a non-recurring $21.7 million charge for goodwill impairment relating to the AutoClaims business. The company believes this impairment charge was necessary given developments in Q4 including the proposed regulatory changes in the legal services market which will result in WNS exiting this part of the business, and the loss of business due to contract reductions and cancellations in the traditional repair business. On a year-over-year basis, margin reductions were driven by goodwill impairment, acquisition-related expenses, the impact of our annual wage increases, and currency movements net of hedging. These headwinds were partially offset by a step-down in amortization of intangible asset expense and increased operating leverage from higher volumes. Sequentially, margins were pressured by goodwill impairment, acquisition-related expenses, hiring in advance of large deal ramps, and currency net of hedging which more than offset benefits from the step-down in amortization of intangible asset expense and increased operating leverage on higher volumes.

Fourth quarter adjusted operating margin* was 18.1%, versus 22.0% in Q4 of last year and 21.3% last quarter. On both a year-over-year and sequential basis, adjusted operating margin* reduced for the same reasons discussed for GAAP operating margin, with the exception of impacts relating to goodwill impairment and amortization of intangible asset expense. The goodwill impairment charge has been excluded from adjusted operating margin* and adjusted net income (ANI)* as it is non-recurring in nature.

In the fiscal fourth quarter, WNS recorded a loss of ($5.0) million, as compared to profits of $15.9 million in Q4 of last year and $18.0 million in the previous quarter. Adjusted net income (ANI)* in Q4 was $24.0 million, up $0.6 million as compared to Q4 of last year and down $1.2 million from the previous quarter.

From a balance sheet perspective, WNS ended Q4 with $182.2 million in cash and investments and $116.7 million of debt. In the fourth quarter, the company generated $30.7 million in cash from operations, had $7.4 million in capital expenditures and spent $117.8 million on acquisitions. Days sales outstanding were 29 days, as compared to 28 days in Q4 of last year and 30 days reported in the previous quarter.

“Our business continues to perform well, as evidenced by Q4 constant currency revenue growth of 19.1%, healthy adjusted operating margins and strong adjusted diluted earnings per share. We also acquired two new strategic businesses in the fourth quarter, with Denali enhancing our high-end procurement capabilities, and HealthHelp providing us with a technology-led, analytics-driven offering in care management,” said Keshav Murugesh, WNS’ Chief Executive Officer. “Overall, we are pleased with our fiscal 2017 performance, including constant currency revenue growth of 15.8%, adjusted operating margins of 19.4% and adjusted earnings per diluted share of $1.74. WNS also completed three tuck-in acquisitions and repurchased 2.2 million shares of stock during the year.”

“Entering fiscal 2018, we are excited about WNS’ strategic positioning and business momentum. Our clients’ businesses are becoming increasingly complex and competitive, necessitating changes to how they approach their respective markets. WNS is helping clients deal with business disruption by delivering the right combination of domain expertise, analytics, automation, digital capabilities and global process expertise. We will continue to target industry leading financial performance and generating increased value for all of our key stakeholders.”

Fiscal Q4 2017 WNS (Holdings) Limited

Fiscal 2018 Guidance

WNS is providing guidance for the fiscal year ending March 31, 2018 as follows:

•	Revenue less repair payments* is expected to be between $680 million and $713 million, up from $578.4 million in fiscal 2017. This assumes an average GBP to USD exchange rate of 1.25 in fiscal 2018 versus 1.31 in fiscal 2017.

•	ANI* is expected to range between $97 million and $105 million versus $92.2 million in fiscal 2017. This assumes an average USD to INR exchange rate of 64.5 in fiscal 2018 versus 67.1 in fiscal 2017.

•	Based on a diluted share count of 51.5 million shares, the company expects adjusted diluted earnings* per ADS to be in the range of $1.88 to $2.04 versus $1.74 in fiscal 2017.

“The company has provided our initial forecast for fiscal 2018 based on current visibility levels and exchange rates,” said Sanjay Puria, WNS’s Chief Financial Officer. “Our guidance for the year reflects growth in revenue less repair payments* of 18% to 23%, or 19% to 25% on a constant currency* basis. Consistent with our guidance methodology in previous years, we enter fiscal 2018 with 90% visibility to the midpoint of the range. For the year, we expect capital expenditures to be in the range of $28 million to $30 million.”

Conference Call

WNS will host a conference call on April 27, 2017 at 8:00 am (Eastern) to discuss the company’s quarterly results. To participate in the call, please use the following details: +1-888-656-9018; international dial-in +1-503-343-6030; participant passcode 3697333. A replay will be available for one week following the call at +1-855-859-2056; international dial-in +1-404-537-3406; passcode 3697333, as well as on the WNS website, www.wns.com, beginning two hours after the end of the call.

About WNS

WNS (Holdings) Limited (NYSE: WNS), is a leading global business process management company. WNS offers business value to 300+ global clients by combining operational excellence with deep domain expertise in key industry verticals including Travel, Insurance, Banking and Financial Services, Manufacturing, Retail and Consumer Packaged Goods, Shipping and Logistics, Healthcare and Utilities. WNS delivers an entire spectrum of business process management services such as finance and accounting, customer interaction services, technology solutions, research and analytics and industry specific back office and front office processes. As of March 31, 2017, WNS had 33,968 professionals across 48 delivery centers worldwide including China, Costa Rica, India, Philippines, Poland, Romania, South Africa, Sri Lanka, Turkey, United Kingdom and the United States. For more information, visit www.wns.com.

Safe Harbor Statement

This release contains forward-looking statements, as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations and assumptions about our Company and our industry. Generally, these forward-looking statements may be identified by the use of terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “seek,” “should” and similar expressions. These statements include, among other things, the discussions of our strategic initiatives and the expected resulting benefits, our growth opportunities, industry environment, expectations concerning our future financial performance and growth potential, including our fiscal 2018 guidance, future profitability, estimated capital expenditures, the expected benefits of our acquisitions of Denali and HealthHelp, and expected foreign currency exchange rates. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Such risks and uncertainties include but are not limited to worldwide economic and business conditions; political or economic instability in the jurisdictions where we have operations; our dependence on a limited number of clients in a limited number of industries; regulatory, legislative and judicial developments; increasing competition in the BPM industry; technological innovation; telecommunications or technology disruptions; our liability arising from fraud or unauthorized disclosure of sensitive or confidential client and customer data; our ability to attract and retain clients; negative public reaction in the US or the UK to offshore outsourcing; our ability to expand our business or effectively manage growth; our ability to hire and retain enough sufficiently trained employees to support our operations; the effects of our different pricing strategies or those of our competitors; our ability to successfully consummate, integrate and achieve accretive benefits from our strategic acquisitions, and to successfully grow our revenue and expand our service offerings and market share; and future regulatory actions and conditions in our operating areas. These and other factors are more fully discussed in our most recent annual report on Form 20-F and subsequent reports on Form 6-K filed with or furnished to the US Securities and Exchange Commission (SEC) which are available at www.sec.gov. We caution you not to place undue reliance on any forward-looking statements. Except as required by law, we do not undertake to update any forward-looking statements to reflect future events or circumstances.

References to “$” and “USD” refer to the United States dollars, the legal currency of the United States; references to “GBP” refer to the British pound, the legal currency of Britain; and references to “INR” refer to Indian Rupees, the legal currency of India. References to GAAP refers to International Financial Reporting Standards, as issued by the International Accounting Standards Board (IFRS).

Fiscal Q4 2017 WNS (Holdings) Limited

CONTACT:

Investors:	Media:

David Mackey Corporate SVP–Finance & Head of Investor Relations WNS (Holdings) Limited +1 (201) 942-6261 david.mackey@wns.com	Archana Raghuram Head – Corporate Communications WNS (Holdings) Limited +91 (22) 4095 2397 archana.raghuram@wns.com ; pr@wns.com

Fiscal Q4 2017 WNS (Holdings) Limited

WNS (HOLDINGS) LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Unaudited, amounts in millions, except share and per share data)

	Three months ended			Year ended
	Mar 31, 2017	Mar 31, 2016	Dec 31, 2016	Mar 31, 2017	Mar 31, 2016
Revenue	$159.4	$142.6	$145.4	$602.5	$562.2
Cost of revenue	107.4	92.2	97.5	403.3	365.4

Gross profit	52.0	50.4	47.9	199.2	196.8
Operating expenses:
Selling and marketing expenses	9.0	7.4	7.9	32.6	30.8
General and administrative expenses	27.3	20.8	21.5	91.7	78.9
Foreign exchange loss/ (gain), net	(5.7)	(2.8)	(6.2)	(14.5)	(11.0)
Impairment of goodwill	21.7	—	—	21.7	—
Amortization of intangible assets	2.9	6.2	4.1	20.5	25.2

Operating profit / (loss)	(3.3)	18.8	20.6	47.2	72.8

Other income, net	(2.0)	(2.6)	(2.2)	(8.7)	(8.5)
Finance expense	0.4	0.0	0.0	0.5	0.3

Profit / (loss) before income taxes	(1.6)	21.4	22.8	55.3	81.1
Provision for income taxes	3.3	5.5	4.8	17.5	21.2

Profit / (loss)	$(5.0)	$15.9	$18.0	$37.8	$59.9

Earnings per share of ordinary share
Basic	$(0.10)	$0.31	$0.36	$0.75	$1.17

Diluted	$(0.10)	$0.30	$0.35	$0.71	$1.12

Fiscal Q4 2017 WNS (Holdings) Limited

WNS (HOLDINGS) LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited, amounts in millions, except share and per share data)

	As at March 31, 2017	As at March 31, 2016
ASSETS
Current assets:
Cash and cash equivalents	$69.8	$41.9
Investments	112.0	133.0
Trade receivables, net	60.4	54.9
Unbilled revenue	48.9	44.3
Funds held for clients	9.1	11.9
Derivative assets	35.4	13.9
Prepayments and other current assets	27.4	22.6

Total current assets	363.1	322.5

Non-current assets:
Goodwill	134.0	76.2
Intangible assets	96.6	27.1
Property and equipment	54.8	50.4
Derivative assets	6.6	4.8
Investments	0.4	—
Deferred tax assets	16.7	22.5
Other non-current assets	31.9	21.8

Total non-current assets	341.1	203.0

TOTAL ASSETS	$704.1	$525.5

LIABILITIES AND EQUITY
Current liabilities:
Trade payables	$14.2	$19.9
Provisions and accrued expenses	27.2	24.7
Derivative liabilities	3.9	3.3
Pension and other employee obligations	52.9	44.8
Current portion of long term debt	27.6	—
Deferred revenue	5.5	2.9
Current taxes payable	1.3	1.7
Other liabilities	16.0	6.0

Total current liabilities	148.8	103.3

Non-current liabilities:
Derivative liabilities	0.8	0.5
Pension and other employee obligations	10.7	6.9
Long term debt	89.1	—
Deferred revenue	0.4	0.3
Other non-current liabilities	18.5	4.5
Deferred tax liabilities	20.8	1.8

Total non-current liabilities	140.3	13.9

TOTAL LIABILITIES	289.1	117.3

Shareholders’ equity:
Share capital (ordinary shares $0.16 (10 pence) par value, authorized 60,000,000 shares; issued: 53,312,559 shares and 52,406,304 shares; outstanding: 50,012,559 shares and 51,306,304 shares; each as at March 31, 2017 and March 31, 2016, respectively)	8.3	8.2
Share premium	338.3	306.9
Retained earnings	278.0	240.2
Other components of equity	(114.9)	(116.7)
Total shareholders’ equity including shares held in treasury	509.8	438.6
Less: 3,300,000 shares as of March 31, 2017 and 1,100,000 shares as of March 31, 2016, held in treasury, at cost	(94.7)	(30.5)

Total shareholders’ equity	$415.1	$408.2

TOTAL LIABILITIES AND EQUITY	$704.1	$525.5

Fiscal Q4 2017 WNS (Holdings) Limited

About Non-GAAP Financial Measures

The financial information in this release includes certain non-GAAP financial measures that we believe more accurately reflect our core operating performance. Reconciliations of these non-GAAP financial measures to our GAAP operating results are included below. A more detailed discussion of our GAAP results is contained in “Part I –Item 5. Operating and Financial Review and Prospects” in our annual report on Form 20-F to be filed with the SEC in due course.

For financial statement reporting purposes, WNS has two reportable segments: WNS Global BPM and WNS Auto Claims BPM. Revenue less repair payments is a non-GAAP financial measure that is calculated as (a) revenue less (b) in the auto claims business, payments to repair centers for “fault” repair cases where WNS acts as the principal in its dealings with the third party repair centers and its clients. WNS believes that revenue less repair payments for “fault” repairs reflects more accurately the value addition of the business process management services that it directly provides to its clients. For more details, please see the discussion in “Part I – Item 5. Operating and Financial Review and Prospects – Overview” in our annual report on Form 20-F to be filed with the SEC in due course.

Constant currency revenue less repair payments is a non-GAAP financial measure. We present constant currency revenue less repair payments so that revenue less repair payments may be viewed without the impact of foreign currency exchange rate fluctuations, thereby facilitating period-to-period comparisons of business performance. Constant currency revenue less repair payments is presented by recalculating prior period’s revenue less repair payments denominated in currencies other than in US dollars using the foreign exchange rate used for the latest period, without taking into account the impact of hedging gains/losses. Our non-US dollar denominated revenues include, but are not limited to, revenues denominated in pound sterling, South African rand, Australian dollar and euro.

WNS also presents (1) adjusted operating margin, which refers to adjusted operating profit (calculated as operating profit / (loss) excluding goodwill impairment, share-based expense and amortization of intangible assets) as a percentage of revenue less repair payments, and (2) ANI, which is calculated as profit excluding goodwill impairment, share-based expense and amortization of intangible assets and including the tax effect thereon, and other non-GAAP financial measures included in this release as supplemental measures of its performance. WNS presents these non-GAAP financial measures because it believes they assist investors in comparing its performance across reporting periods on a consistent basis by excluding items that are non-recurring in nature and those it believes are not indicative of its core operating performance. In addition, it uses these non-GAAP financial measures (i) as a factor in evaluating management’s performance when determining incentive compensation and (ii) to evaluate the effectiveness of its business strategies. These non-GAAP financial measures are not meant to be considered in isolation or as a substitute for WNS’s financial results prepared in accordance with IFRS.

The company is not able to provide our forward-looking GAAP revenue, profit and earnings per ADS without unreasonable efforts for a number of reasons, including our inability to predict with a reasonable degree of certainty the payments to repair centers, our future share-based compensation expense under IFRS 2 (Share Based payments), amortization of intangibles associated with future acquisitions, goodwill impairment and currency fluctuations. As a result, any attempt to provide a reconciliation of the forward-looking GAAP financial measures (revenue, profit, earnings per ADS) to our forward-looking non-GAAP financial measures (revenue less repair payments*, ANI* and Adjusted diluted earnings* per ADS respectively) would imply a degree of likelihood that we do not believe is reasonable.

Fiscal Q4 2017 WNS (Holdings) Limited

Reconciliation of revenue (GAAP) to revenue less repair payments (non-GAAP) and constant currency revenue less repair payments (non-GAAP)

	Three months ended			Year ended
	Mar 31, 2017	Mar 31, 2016	Dec 31, 2016	Mar 31, 2017	Mar 31, 2016
	(Amounts in millions)			(Amounts in millions)
Revenue (GAAP)	$159.4	$142.6	$145.4	$602.5	$562.2
Less: Payments to repair centers	5.3	7.3	5.6	24.1	31.2
Revenue less repair payments (non-GAAP)	$154.1	$135.3	$139.8	$578.4	$531.0
Exchange rate impact	(1.9)	(7.5)	(1.5)	(6.8)	(37.5)
Constant currency revenue less repair payments (non-GAAP)	$152.1	$127.8	$138.4	$571.6	$493.5

Reconciliation of cost of revenue (GAAP to non-GAAP)

	Three months ended			Year ended
	Mar 31, 2017	Mar 31, 2016	Dec 31, 2016	Mar 31, 2017	Mar 31, 2016
	(Amounts in millions)			(Amounts in millions)
Cost of revenue (GAAP)	$107.4	$92.2	$97.5	$403.3	$365.4
Less: Payments to repair centers	5.3	7.3	5.6	24.1	31.2
Less: Share-based compensation expense	0.8	0.5	0.6	2.8	1.9
Adjusted cost of revenue (excluding payment to repair centers and share-based compensation expense) (non-GAAP)	$101.3	$84.4	$91.4	$376.5	$332.3

Fiscal Q4 2017 WNS (Holdings) Limited

Reconciliation of gross profit (GAAP to non-GAAP)

	Three months ended			Year ended
	Mar 31, 2017	Mar 31, 2016	Dec 31, 2016	Mar 31, 2017	Mar 31, 2016
	(Amounts in millions)			(Amounts in millions)
Gross profit (GAAP)	$52.0	$50.4	$47.9	$199.2	$196.8
Add: Share-based compensation expense	0.8	0.5	0.6	2.8	1.9
Adjusted gross profit (excluding share-based compensation expense) (non-GAAP)	$52.8	$50.9	$48.5	$202.0	$198.7

	Three months ended			Year ended
	Mar 31, 2017	Mar 31, 2016	Dec 31, 2016	Mar 31, 2017	Mar 31, 2016
Gross profit as a percentage of revenue (GAAP)	32.6%	35.3%	32.9%	33.1%	35.0%
Adjusted gross profit (excluding share-based compensation expense) as a percentage of revenue less repair payments (non-GAAP)	34.3%	37.6%	34.7%	34.9%	37.4%

Reconciliation of selling and marketing expenses (GAAP to non-GAAP)

	Three months ended			Year ended
	Mar 31, 2017	Mar 31, 2016	Dec 31, 2016	Mar 31, 2017	Mar 31, 2016
	(Amounts in millions)			(Amounts in millions)
Selling and marketing expenses (GAAP)	$9.0	$7.4	$7.9	$32.6	$30.8
Less: Share-based compensation expense	0.5	0.3	0.4	1.7	1.4
Adjusted selling and marketing expenses (excluding share-based compensation expense) (non-GAAP)	$8.5	$7.1	$7.5	$30.9	$29.5

	Three months ended			Year ended
	Mar 31, 2017	Mar 31, 2016	Dec 31, 2016	Mar 31, 2017	Mar 31, 2016
Selling and marketing expenses as a percentage of revenue (GAAP)	5.7%	5.2%	5.4%	5.4%	5.5%
Adjusted selling and marketing expenses (excluding share-based compensation expense) as a percentage of revenue less repair payments (non-GAAP)	5.5%	5.2%	5.4%	5.3%	5.6%

Fiscal Q4 2017 WNS (Holdings) Limited

Reconciliation of general and administrative expenses (GAAP to non-GAAP)

	Three months ended			Year ended
	Mar 31, 2017	Mar 31, 2016	Dec 31, 2016	Mar 31, 2017	Mar 31, 2016
	(Amounts in millions)			(Amounts in millions)
General and administrative expenses (GAAP)	$27.3	$20.8	$21.5	$91.7	$78.9
Less: Share-based compensation expense	5.2	3.9	4.2	18.5	14.6
Adjusted general and administrative expenses (excluding share-based compensation expense) (non-GAAP)	$22.1	$16.9	$17.3	$73.2	$64.3

	Three months ended			Year ended
	Mar 31, 2017	Mar 31, 2016	Dec 31, 2016	Mar 31, 2017	Mar 31, 2016
General and administrative expenses as a percentage of revenue (GAAP)	17.1%	14.6%	14.8%	15.2%	14.0%
Adjusted general and administrative expenses (excluding share-based compensation expense) as a percentage of revenue less repair payments (non-GAAP)	14.3%	12.5%	12.4%	12.7%	12.1%

Reconciliation of operating profit / (loss) (GAAP to non-GAAP)

	Three months ended			Year ended
	Mar 31, 2017	Mar 31, 2016	Dec 31, 2016	Mar 31, 2017	Mar 31, 2016
	(Amounts in millions)			(Amounts in millions)
Operating profit / (loss) (GAAP)	$(3.3)	$18.8	$20.6	$47.2	$72.8
Add: Impairment of goodwill	21.7	—	—	21.7	—
Add: Share-based compensation expense	6.6	4.8	5.1	23.0	17.9
Add: Amortization of intangible assets	2.9	6.2	4.1	20.5	25.2
Adjusted operating profit (excluding impairment of goodwill, share-based compensation expense and amortization of intangible assets) (non-GAAP)	$27.9	$29.8	$29.8	$112.4	$116.0

	Three months ended			Year ended
	Mar 31, 2017	Mar 31, 2016	Dec 31, 2016	Mar 31, 2017	Mar 31, 2016
Operating profit / (loss) as a percentage of revenue (GAAP)	(2.0)%	13.2%	14.2%	7.8%	13.0%
Adjusted operating profit (excluding impairment of goodwill, share-based compensation expense and amortization of intangible assets) as a percentage of revenue less repair payments (non-GAAP)	18.1%	22.0%	21.3%	19.4%	21.8%

Fiscal Q4 2017 WNS (Holdings) Limited

Reconciliation of profit / (loss) (GAAP) to ANI (non-GAAP)

	Three months ended			Year ended
	Mar 31, 2017	Mar 31, 2016	Dec 31, 2016	Mar 31, 2017	Mar 31, 2016
	(Amounts in millions)			(Amounts in millions)
Profit / (loss) (GAAP)	$(5.0)	$15.9	$18.0	$37.8	$59.9
Add: Impairment of goodwill	21.7	—	—	21.7	—
Add: Share-based compensation expense	6.6	4.8	5.1	23.0	17.9
Add: Amortization of intangible assets	2.9	6.2	4.1	20.5	25.2
Adjusted net income (excluding impairment of goodwill, share-based compensation expense and amortization of intangible assets) (non-GAAP)	$26.2	$26.9	$27.2	$103.0	$103.0
Less: Tax impact on share-based compensation expense(1)	(1.3)	(1.9)	(0.9)	(5.1)	(5.6)
Less: Tax impact on amortization of intangible assets(1)	(0.9)	(1.7)	(1.1)	(5.6)	(6.5)
Adjusted net income (excluding impairment of goodwill, share-based compensation expense and amortization of intangible assets, including tax effect* thereon) (non-GAAP)	$24.0	$23.4	$25.2	$92.2	$90.9

(1)	The company applies GAAP methodologies in computing the tax impact on its non-GAAP ANI adjustments (including amortization of intangible assets and share-based compensation expense). The company’s non-GAAP tax expense is generally higher than its GAAP tax expense if the income subject to taxes is higher considering the effect of the items excluded from GAAP profit to arrive at non-GAAP profit.
*	Goodwill being non-tax deductible, there is no impact on tax thereon

	Three months ended			Year ended
	Mar 31, 2017	Mar 31, 2016	Dec 31, 2016	Mar 31, 2017	Mar 31, 2016
Profit as a percentage of revenue (GAAP)	(3.1)%	11.1%	12.4%	6.3%	10.7%
Adjusted net income as a percentage of revenue less repair payments (non-GAAP) as per our previous method of calculation	17.0%	19.9%	19.5%	17.8%	19.4%
Adjusted net income (excluding impairment of goodwill, share-based compensation expense and amortization of intangible assets, including tax effect* thereon) as a percentage of revenue less repair payments (non-GAAP)	15.6%	17.3%	18.0%	15.9%	17.1%

*	Goodwill being non-tax deductible, there is no impact on tax thereon

Fiscal Q4 2017 WNS (Holdings) Limited

Reconciliation of basic income per ADS (GAAP to non-GAAP)

	Three month ended			Year ended
	Mar 31, 2017	Mar 31, 2016	Dec 31, 2016	Mar 31, 2017	Mar 31, 2016
Basic earnings per ADS (GAAP)	$(0.10)	$0.31	$0.36	$0.75	$1.17
Add: Adjustments for impairment of goodwill, share-based compensation expense and amortization of intangible assets	0.62	0.21	0.18	1.29	0.83
Adjusted basic net income per ADS (non-GAAP) as per previous method of calculation	$0.52	$0.52	$0.54	$2.04	$2.00
Less: Tax impact on amortization of intangible assets and share-based compensation expense*	0.04	0.06	0.04	0.22	0.23
Adjusted basic net income per ADS (excluding impairment of goodwill, share-based compensation expenses and amortization of intangible assets, including tax effect thereon) (non-GAAP)	$0.48	$0.46	$0.50	$1.82	$1.77

*	Goodwill being non-tax deductible, there is no impact on tax thereon

Reconciliation of diluted income per ADS (GAAP to non-GAAP)

	Three months ended			Year ended
	Mar 31, 2017	Mar 31, 2016	Dec 31, 2016	Mar 31, 2017	Mar 31, 2016
Diluted earnings per ADS (GAAP)	$(0.10)	$0.30	$0.35	$0.71	$1.12
Add: Adjustments for impairment of goodwill, share-based compensation expense and amortization of intangible assets	0.60	0.20	0.18	1.24	0.80
Adjusted diluted net income per ADS (non-GAAP) as per previous method of calculation	$0.50	$0.50	$0.53	$1.95	$1.92
Less: Tax impact on amortization of intangible assets and share-based compensation expense*	0.04	0.06	0.04	0.21	0.23
Adjusted diluted net income per ADS (excluding impairment of goodwill, amortization of intangible assets and share-based compensation expense, including tax effect thereon) (non-GAAP)	$0.46	$0.44	$0.49	$1.74	$1.69

*	Goodwill being non-tax deductible, there is no impact on tax thereon